SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

ONTARGET360 GROUP, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

682878-103
(CUSIP Number)

Conn Flanigan P. O Box 61037 Denver, CO 80206 (303) 894-7971
(Name, address and telephone number of person authorized to receive notices and communications)

July 19, 2013
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 682878-103	SCHEDULE 13D	Page 2 of 32 Pages

1	NAME OF REPORTING PERSONS Xpress Group, Ltd. , and Fai H. Chan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG, HONG KONG
NUMBER OF	7	SOLE VOTING POWER 3,279,520; SEE ITEM 5 OF ATTACHED SCHEDULE
SHARES BENEFICIALLY	8	SHARED VOTING POWER 3,279,520; SEE ITEM 5 OF ATTACHED SCHEDULE
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 3,279,520; SEE ITEM 5 OF ATTACHED SCHEDULE
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 3,279,520; SEE ITEM 5 OF ATTACHED SCHEDULE
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,279,520; SEE ITEM 5 OF ATTACHED SCHEDULE
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.5%; SEE ITEM 5 OF ATTACHED SCHEDULE
14	TYPE OF REPORTING PERSON XPRESS GROUP, LTD. IS “CO”; MR. FAI H. CHAN IS “IN”

CUSIP No. 682878-103	SCHEDULE 13D	Page 3 of 32 Pages

Item 1.	Security and Issuer.

This statement relates to the common stock, $.001 par value (the "Common Stock") of OnTarget360 Group, Inc. (the "Issuer").

The name and address of the principal executive offices of the Issuer are:

OnTarget360 Group, Inc.
24/F Wyndham Place
40-44 Wyndham Street
Central, Hong Kong, PRC

Item 2.	Identity and Background.

The reporting persons are Xpress Group, Ltd. and Fai H. Chan.

I.	(a) Xpress Group, Ltd.
(b) The principal office address of Xpress Group, Ltd. is 24/F Wyndham Place, 40-44 Wyndham Street, Central, Hong Kong, PRC.
(c) The principal business of Xpress Group, Ltd. is investment.
(d) During the last five years, Xpress Group, Ltd. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, Xpress Group, Ltd. has not been a party to a civil proceeding or administrative body of competent jurisdiction required to be reported hereunder.
(f) Xpress Group, Ltd. is a British Virgin Island limited company.

II.	(a) Fai H. Chan, shareholder of Xpress Group, Ltd.
(b) The principal office address of Fai H. Chan is 24/F Wyndham Place, 40-44 Wyndham Street, Central, Hong Kong, PRC.
(c) The principal occupation of Fai Chan is Director of Xpress Group, Ltd.
(d) During the last five years, Fai Chan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, Fai Chan has not been a party to a civil proceeding or administrative body of competent jurisdiction required to be reported hereunder.
(f) Fai Chan is a citizen of Hong Kong.

Item 3.	Source or Amount of Funds or Other Consideration.

On July 19, 2013, Xpress Group, Ltd. agreed to purchase an aggregate of 3,279,520 shares of the Issuer from six parties.  Xpress Group Ltd.  purchased the following: 1) 2,693,000 shares were acquired from CFO Managed Fund I, LLC for $218,275; 2) 138,000 shares were acquired from Howard Kaplan, the Company’s Chief Executive Officer and Director for $11,185; 3) 153,312 shares were acquired from Metacomet Company, LLC for $12,439; 4) 102,208 shares were acquired from GRC Ventures I, LLC for $8,282; 5) 143,000 shares were acquired from Chris Neuert for $11,587; and 6) 50,000 shares were acquired from Chris Guaguie for $4,051.  The purchase price per share is approximately $0.123.

CUSIP No. 682878-103	SCHEDULE 13D	Page 4 of 32 Pages

Item 4.	Purpose of the Transaction.

The purpose of this transaction between the Issuer and Xpress Group, Ltd. was to acquire a controlling interest in the Issuer.

Xpress Group, Ltd.:

(a) does not have any plans to acquire additional securities of the Issuer or dispose of securities of the Issuer;

(b) does not have any plans or proposals for any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) does not have any plans to sell or transfer a material amount of assets of the Issuer or any of its subsidiaries;

(d) as part of the transaction, the Issuer appointed Conn Flanigan as a Director and accepted the resignation of Howard Kaplan;

(e) does not plan to increase authorized capital;

(f) does not have any plans or proposals for any other material change in the Issuer’s business or corporate structure;

(g) does not plan to change the name of the entity;

(h) does not plan to cause a class of securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) does not have any plans or proposals for a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) does not have any plans or proposals for any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)           Xpress Group, Ltd.

Pursuant to the reported transaction Xpress Group, Ltd. will receive 3,279,520 common shares of the Issuer, which will constitute approximately 94.9% of the outstanding common chares of the Issuer. The purchase price per share is approximately $0.123.

Fai H. Chan is a shareholder and a director of Xpress Group, Ltd. and therefore may be considered a beneficial owner of the shares detailed here in Item 5.

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares detailed here in Item 5.

CUSIP No. 682878-103	SCHEDULE 13D	Page 5 of 32 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.  Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions in loan agreements need not be included.

Item 7.	Material to be filed as Exhibits.

(a) Agreement to File one Statement on Schedule 13D.

(b) Share Purchase Agreement (CFO Managed Fund I, LLC and Howard Kaplan) dated July 19, 2013.

(c) Share Purchase Agreement (Metacomet Company, LLC) dated July 19, 2013.

(d) Share Purchase Agreement (GRC Ventures I, LLC) dated July 19, 2013.

(e) Share Purchase Agreement (Chris Neuert) dated July 19, 2013.

(f) Share Purchase Agreement (Chris Gauquie) dated July 19, 2013.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2013	/s/ Xpress Group, Ltd.
Xpress Group, Ltd.

/s/ Fai H. Chan
Fai H. Chan

Exhibit 7(a)

Agreement to File One Statement on Schedule 13D

Pursuant to Rule 13d-1(k)(1)(iii) of the Securities Exchange Act of 1934, as amended, the under signed agree that the Schedule 13D to which this Exhibit is attached is filed on behalf of each of the undersigned.

Dated: July 29, 2013	/s/ Xpress Group, Ltd.
Xpress Group, Ltd.

/s/ Fai H. Chan
Fai H. Chan

Exhibit 7(b)

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT (the "Agreement") is dated as of July 18, 2013 among CFO MANAGED FUND I, LLC , a Delaware Limited Liability company, maintaining an address at  80 Mountain Laurel Road, Fairfield CT 06824 (“CFOMI”)  and HOWARD KAPLAN, an individual maintaining an address at One Park Lane, Unit 1319, Boston MA 02210 (“Kaplan”) (CFOMI and Kaplan are collectively referred to as, the "Seller"), and Xpress Group, Ltd, maintaining an address at 24/F Wyndham Place, 40-44 Wyndham Street, Hong Kong (the "Purchaser").

WHEREAS, CFO Managed Fund 1, LLC is the holder of 2,693,000 shares of common stock, par value $0.001 of Ontarget360 Group Inc., a Delaware corporation (the “Company”) and Howard Kaplan is the holder of 138,000 shares of common stock, par value $0.001 of the Company, and collectively the Seller presently is the holder of 2,831,000 shares of common stock of the Company (the “Shares”); and

WHEREAS, the Shares are represented by stock certificate Nos. OT-118, OT-122, and CWS-103 (“Certificates”) issued by the Company; and

WHEREAS, the Purchaser desires to purchase the Shares from the Seller, and the Seller desires to sell the Shares to the Purchaser on the terms set forth in this Agreement; and

WHEREAS, the Parties will use an Escrow Agent to close the transaction; the Escrow Agent is Jody Walker, Law Offices of Jody Walker, Denver, Colorado; and

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Seller and the Purchaser agree as follows:

ARTICLE I
PURCHASE AND SALE

1.           Purchase Price; Closing

(a)           The Purchase Price. Subject to the terms and conditions set forth in this Agreement, the Seller shall sell to the Purchaser and the Purchaser shall purchase from the Seller the Shares for an aggregate purchase price of $229,460.00 (two hundred twenty nine thousand four hundred sixty dollars) (“Purchase Price”).

(b)           The Closing. Immediately upon execution of this Agreement, the parties to this Agreement shall deliver or shall cause to be delivered to the Escrow Agent the following:

(i) the Seller shall deliver the Shares in the form of the Certificate to the Purchaser, together with appropriate and effective stock power and any necessary corporate resolution;

(ii) the Purchaser will deliver to the Seller the Purchase Price in United States dollars in immediately available funds by wire transfer;

Upon receipt of the executed Agreement, the Shares and the Purchase Price, the Escrow Agent shall distribute the Shares to the Buyer and the Purchase Price to the Sellers in proportion to their ownership of the Shares.

(c)           Director and Officers; Resignations.  Contemporaneous with the Closing, the Purchaser shall nominate a minimum of two (2) directors to serve on the Board of the Company.  Seller shall appoint the Purchaser nominees to the Board of the Company.  Kaplan shall then resign his positions as officers and Directors of the Company. A form of resignation is attached hereto as Exhibit C.

ARTICLE II
REPRESENTATIONS AND WARRANTIES

2.1           Representations and Warranties of the Seller.  The Shares represent approximately eighty-two percent of the issued and outstanding shares of common stock of the Company.  Kaplan has also served as the most recent executive officer and Director of the Company.  For these reasons, Seller makes the following representations and warranties about Seller and also about the Company::

(a)   The Seller has full power and authority to enter into this Agreement and to consummate the Agreement.  This Agreement has been authorized and approved by the duly appointed manager of CFOMI.  This Agreement has been duly and validly executed and delivered by the Seller and constitutes the legal, valid and binding obligation of the Seller, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws from time to time in effect that affect creditors’ rights generally, and by legal and equitable limitations on the availability of specific remedies.

(b)   The execution, delivery and performance by the Seller of this Agreement and consummation by the Seller of the Agreement do not and will not: (i) violate the organizational documents of the Seller, (ii) violate any decree or judgment of any court or other governmental authority applicable to or binding on the Seller; (iii) violate any provision of any federal or state statute, rule or regulation which is applicable to the Seller; or (iv) violate any contract to which the Seller or any of its assets or properties are bound, or conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of , any agreement, indenture or instrument to which Seller is a party.  No consent or approval of, or filing with, any governmental authority or other person not a party hereto is required for the execution, delivery and performance by the Seller of this Agreement or the consummation of the Agreement.

(c)   The Seller (i) is a sophisticated person with respect to the sale of the Shares; and (ii) has independently and without reliance upon the Purchaser, and based on such information as the Seller has deemed appropriate, made its own analysis and decision to enter into this Agreement, except that the Seller has relied upon the Purchaser’s express representations, warranties and covenants in this Agreement.  The Seller acknowledges that the Purchaser has not given the Seller any investment advice, credit information or opinion on whether the sale of the Shares is prudent.

(d)   There are no outstanding rights, options, subscriptions or other agreements or commitments obligating the Seller with respect to the Shares.  Seller represents that Seller owns the Shares free and clear and that there is no lien, pledge, security interest, restriction or other encumbrance on the Share and that there is no written or oral agreement to sell the Share to any other party.  Seller represents that there is no legend on the Certificate that restricts the sale or transfer under the Securities Act of 1933.

(e)   The Seller has taken no action that would give rise to any claim by any person for brokerage commissions, finder’s fees or similar payments relating to this Agreement or the transactions contemplated hereby.

(f)   No proceedings relating to the Shares are pending or, to the knowledge of the Seller, threatened before any court, arbitrator or administrative or governmental body that would adversely affect the Seller’s right to transfer the Shares to the Purchaser.

(g)   Promissory Notes.  Prior to executing this Agreement, the Company and/or Seller has cancelled, re-paid or otherwise satisfied certain Promissory Notes issued by the Company.  These Promissory Notes are listed on Exhibit A attached and incorporated into this Agreement.  Seller further represents that the Company has not entered into any other promissory notes with any individual or entity other than the Promissory Notes listed on Exhibit A.

(h)   Employment Matters.  Seller represents that the Company (i) has no employees; (ii) has not entered into any employment contracts with any person; and (iii) has not created or issued any employee benefits including but not limited to stock options or bonuses.

(i)   Litigation.  Seller represents that there is no criminal, civil, or administrative action, suit, demand, claim, hearing, proceeding, or investigation pending or threatened against the Company or Sellers in their capacity serving the Company; and (ii) that the Company is not currently subject to any judgment, order, writ, injunction, decree or award issued by a Court or governmental entity.

(j)   Contracts.  Seller represents that neither the Company nor the Purchaser shall have any further obligation under the following contracts: (i) FN Implementation and Financing Partners, Inc.; (ii) Southridge Investment Group; and (iii) Cobble Hill Interactive. All outstanding invoices to the Company as of July 18, 2013, including invoices from Rosenberg Rich Baker Berman, will be paid by the Seller.   For invoice number 37506 from Issuer Direct, the Seller will pay $667 of the $2,000 as the period covered by payment is from 7/1/2013 thru 9/30/2013

(k)   Transition.  Seller represents that since March 31, 2013, the Company has not entered into any material contracts (including employments contracts) and has not engaged in any corporate action or exercise, including but not limited to declaring dividends or distributions or issuing additional stock or stock derivatives.

(l)   No Outstanding Warrants.  Seller represents that upon execution of this Agreement, the Company shall have no issued and outstanding warrants to purchase stock of the Company.  Seller represents that it will not call, or otherwise force an exercise of, outstanding warrants, or issue shares of the Company to fulfill this covenant.

(m)   Officer’s Certificate.  An officer of the Company shall execute an Officer’s Certificate certifying the accuracy and completeness of the representations herein as well as the accuracy and completeness of the Company’s response to the due diligence requests of Purchaser prior to execution.  The form of Certificate is attached, and incorporated herein, as Exhibit B.

(n)   Capitalization.  The authorized capital stock of the Company consists of 10,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.  As of the date of this Agreement, the Company has 3,454,520 shares of common stock issued and outstanding and no shares of its preferred stock.

(o)   The Company’s common stock is quoted on the OTC Markets and is not subject to any notice of suspension or delisting;

(p)   The Company has complied with all applicable federal and state securities laws and regulations, including being current in all of its reporting obligations under federal securities laws and regulations; and all prior issuances of securities have been either registered under the Securities Act, or exempt from registration;

(q)   No order suspending the effectiveness of any registration statement of the Company under the Securities Act or the Exchange Act has been issued by the U.S. Securities and Exchange Commission (the “SEC”) and, no proceedings for that purpose have been initiated or threatened by the SEC;

(r)   The Company is not and has not, and the past and present officers, directors and affiliates of the Company are not and have not, been the subject of, nor does any officer or director of the Company have any reason to believe that the Company or any of its officers, directors or affiliates will be the subject of, any civil or criminal proceeding or investigation by any federal or state agency alleging a violation of securities laws;

(s)   As of the date of this Agreement, the Company does not have any liabilities, contingent or otherwise, including but not limited to notes payable and accounts payable.

(t)   The Company has timely filed all state, federal or local income and/or franchise tax returns required to be filed by it from inception to the date hereof.  Each of such income tax returns reflects the taxes due for the period covered thereby, except for amounts which, in the aggregate, are immaterial.  In addition, all such tax returns are correct and complete in all material respects.  All taxes of the Company which are (A) shown as due on such tax returns, (B) otherwise due and payable or (C) claimed or asserted by any taxing authority to be due, have been paid, except for those taxes being contested in good faith and for which adequate reserves have been established in the financial statements included in the Company’s financial statements filed with the SEC and in accordance with GAAP.  There are no liens for any taxes upon the assets of the Company, other than statutory liens for taxes not yet due and payable.  The Seller does not know of any proposed or threatened tax claims or assessments against the Company.

(u)   The books and records, financial and otherwise, of the Company are in all material aspects complete and correct and have been maintained in accordance with good business and accounting practices.

(v)   All of the Company’s assets and liabilities are reflected on its financial statements as filed with the SEC, and, except as set forth in the financial statements of the Company or the notes thereto, the Company has no liabilities, direct or indirect, matured or un-matured, contingent or otherwise.

(w)   Information.  The information concerning the Company set forth in this Agreement and its reports filed with the SEC is complete and accurate in all material respects and does not contain any untrue statements of a material fact or omit to state a material fact required to make the statements made, in light of the circumstances under which they were made, not misleading.

(x)   Assistance with Post-Closing SEC Reports and Inquiries. Upon the reasonable request of the Company after the date of this Agreement, the Seller shall provide to the Company such information available to Seller, including information, filings, reports, financial statements or other circumstances of the Company occurring, reported or filed prior to the date of this Agreement, as may be necessary or required by the Company for the preparation of the reports that the Company is required to file after the date hereof with the SEC to remain in compliance and current with its reporting requirements under the Exchange Act, or filings required to address and resolve matters as may relate to the period prior to date hereof and any SEC comments relating thereto or any SEC inquiry thereof.

(y)   Indemnification.  The representations in this Article II shall survive the Closing.  From and after the Closing, Seller shall indemnify and hold harmless Purchaser , and affiliate, and any assignee and their respective officers and directors from and against any and all demands, claims, actions or causes of actions, assessments, losses, damages, liabilities, costs and expenses, including interest and reasonable attorneys’ fees and expenses, resulting from, or arising out of, of incurred in connection with (i) any failure of any representations or warranty made by Seller to be true and correct or (ii) any non-fulfillment, violation, or breach of any representation, warranty or covenant made by Seller in this Article II.

2.2   Representations and Warranties of the Purchaser.  Each Purchaser, for itself only, hereby represents, warrants and agrees as of the date hereof:

(a)           Such Purchaser has full power and authority to enter into this Agreement and to consummate the Agreement.  This Agreement has been duly and validly executed and delivered by such Purchaser and constitutes the legal, valid and binding obligation of such Purchaser, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws in effect that affect the enforcement of creditors’ rights generally and by equitable limitations on the availability of specific remedies.

(b)           The execution, delivery and performance by such Purchaser of this Agreement and consummation by such Purchaser of the Agreement do not and will not: (i) violate any decree or judgment of any court or other governmental authority applicable to or binding on such Purchaser; (ii) violate any provision of any federal or state statute, rule or regulation which is, to such Purchaser’s knowledge, applicable to the Purchaser; or (iii) violate any contract to which such Purchaser is a party or by which such Purchaser or any of its respective assets or properties are bound.  No consent or approval of, or filing with, any governmental authority or other person not a party hereto is required for the execution, delivery and performance by such Purchaser of this Agreement or the consummation of the Agreement.

ARTICLE III
MISCELLANEOUS

3.1           Entire Agreement. The Agreement contains the entire understanding of the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

3.2           Amendments; Waivers. No provision of this Agreement may be waived or amended except in a written instrument signed, in the case of an amendment, by the Seller and the Purchaser or, in the case of a waiver, by the party against whom enforcement of any such waiver is sought.  No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

3.3           Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns.  The Seller may not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Purchaser.

3.4           No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

3.5           Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof.  Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in New York County, New York for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper.  Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery). Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Each party irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. If either party shall commence an action or proceeding to enforce any provisions of the documents contemplated herein, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

3.6           Survival. The representations, warranties, agreements and covenants contained herein shall survive the Closing.

3.7           Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart.  In the event that any signature is delivered by electronic or facsimile transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such electronic facsimile signature page were an original thereof.

3.8           Severability. In case any one or more of the provisions of this Agreement shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affecting or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision which shall be a reasonable substitute therefore, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

CFO MANAGED FUND I, LLC _______________________________________ By: (Print Name): ________________________ Position:________________________________	XPRESS GROUP LIMITED ________________________________________ By: (Print Name):_________________________ Position:________________________________
HOWARD KAPLAN _______________________________________

EXHIBIT A

LIST OF PROMISSORY NOTED ISSUED BY THE COMPANY

December 30, 2011	$6,000

January 9, 2012	$3,000

February 8, 2012	$7,000

May 17, 2012	$10,000

July 24, 2012	$7,500

September 6, 2012	$7,500

October 2, 2012	$25,000

October 4, 2012	$10,000

November 7, 2012	$10,000

November 21, 2012	$5,000

December 6, 2012	$30,000

Each of the Promissory Notes listed above are held by CFO Managed Fund I, LLC.

EXHIBIT B

FORM OF OFFICER’S CERTIFICATE

OnTarget360 Group, Inc.
2490 Black Rock Turnpike #344
Fairfield, CT 06825

Secretary’s Certificate

I, Howard Kaplan, am the Secretary of OnTarget360 Group, Inc., a Delaware corporation (the “Company”) and have served in this capacity since April 30, 2012.  On or about July 18, 2013, the majority shareholders of the Company, CFO Managed Fund I, LLC and myself, Howard Kaplan, executed a Share Purchase Agreement with Xpress Group Ltd.  In my capacity as Secretary of the Company, I make the following representations:

1.
 The Company provided complete and accurate records and information to Xpress Credit in response to Xpress Credit’s due diligence requests for information prior to execution of the Share Purchase Agreement.

2.	The Company has made all necessary tax filings under state and federal law and the Company has no outstanding tax liabilities as of July 18, 2013.
3.	The Company is not a party to any litigation and there is no threatened or pending litigation.

Date	Howard Kaplan
Secretary

EXHIBIT C

July 29, 2013

Ontarget360 Group, Inc.
2490 Black Rock Turnpike #344
Fairfield CT 06825

Gentlemen:

This letter confirms that I hereby resign from the Board of Directors of Ontarget360 Group, Inc. (the “Company”) and from all offices that I hold effective immediately.  My resignation is not the result of any disagreement with the Company on any matter relating to its operation, policies (including accounting or financial policies) or practices.

Sincerely,

Howard Kaplan

Exhibit 7(c)

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT (the "Agreement") is dated as of July 19, 2013 among Metacomet Company, LLC, a limited liability company organized in California and maintaining an address at 8515 Costa Verde Boulevard, Suite 907, San Diego, CA 92122 (the "Seller"), and Xpress Group Ltd., a Hong Kong limited company, maintaining an address at  24/F Wyndham Place, 40-44 Wyndham Street, Hong Kong(the "Purchaser").

WHEREAS, the Seller presently is the holder of 153,312 (one hundred fifty three thousand three hundred twelve) shares of common stock, par value $0.001 (the “Shares”) of OnTarget 360 Group Inc, a Delaware corporation (the “Company”); and

WHEREAS, the Shares are represented by stock certificate No CWS-106 (“Certificate”) issued by the Company; and

WHEREAS, the Purchaser desires to purchase the Shares from the Seller, and the Seller desires to sell the Shares to the Purchaser on the terms set forth in this Agreement; and

WHEREAS, the Parties will use an Escrow Agent to close the transaction;  the Escrow Agent is Jody Walker, Law Offices of Jody Walker, Denver, Colorado; and

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Seller and the Purchaser agree as follows:

ARTICLE I
PURCHASE AND SALE

1.           Purchase Price; Closing

(a)           The Purchase Price. Subject to the terms and conditions set forth in this Agreement, the Seller shall sell to the Purchaser and the Purchaser shall purchase from the Seller the Shares for an aggregate purchase price of $12,439.00 (twelve thousand four hundred thirty nine dollars) (“Purchase Price”).

(b)           The Closing.  Immediately upon execution of this Agreement, the parties to this Agreement shall deliver or shall cause to be delivered to the Escrow Agent the following:

(i) the Seller shall deliver the Shares in the form of the Certificate to the Purchaser, together with appropriate and effective stock power and any necessary corporate resolution;

(ii) the Purchaser will deliver to the Seller the Purchase Price in United States dollars in immediately available funds by wire transfer;

Upon receipt of the executed Agreement, the Shares and the Purchase Price, the Escrow Agent shall distribute the Shares and the Purchase Price to the appropriate party.

ARTICLE II
REPRESENTATIONS AND WARRANTIES

2.1           Representations and Warranties of the Seller.  The Seller hereby makes the following representations and warranties to the Purchaser:

(a)   The Seller has full power and authority to enter into this Agreement and to consummate the Agreement.  This Agreement has been duly and validly executed and delivered by the Seller and constitutes the legal, valid and binding obligation of the Seller, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws from time to time in effect that affect creditors’ rights generally, and by legal and equitable limitations on the availability of specific remedies.

(b)   The execution, delivery and performance by the Seller of this Agreement and consummation by the Seller of the Agreement do not and will not: (i) violate the organizational documents of the Seller, (ii) violate any decree or judgment of any court or other governmental authority applicable to or binding on the Seller; (iii) , to the Seller’s knowledge, violate any provision of any federal or state statute, rule or regulation which is applicable to the Seller; or (iv) violate any contract to which the Seller or any of its assets or properties are bound, or conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of , any agreement, indenture or instrument to which Seller is a party.  To the Seller’s knowledge, no consent or approval of, or filing with, any governmental authority or other person not a party hereto is required for the execution, delivery and performance by the Seller of this Agreement or the consummation of the Transaction.

(c)   The Seller (i) is a sophisticated person with respect to the sale of the Shares; and (ii) has independently and without reliance upon the Purchaser, and based on such information as the Seller has deemed appropriate, made its own analysis and decision to enter into this Agreement, except that the Seller has relied upon the Purchaser’s express representations, warranties and covenants in this Agreement.  The Seller acknowledges that the Purchaser has not given the Seller any investment advice, credit information or opinion on whether the sale of the Shares is prudent.

(d)   There are no outstanding rights, options, subscriptions or other agreements or commitments obligating the Seller with respect to the Shares.  Seller represents that Seller owns the Shares free and clear and that there is no lien, pledge, security interest, restriction or other encumbrance on the Share and that there is no written or oral agreement to sell the Share to any other party.

(e)   The Seller has taken no action that would give rise to any claim by any person for brokerage commissions, finder’s fees or similar payments relating to this Agreement or the transactions contemplated hereby.

(f)   No proceedings relating to the Shares are pending or, to the knowledge of the Seller, threatened before any court, arbitrator or administrative or governmental body that would adversely affect the Seller’s right to transfer the Shares to the Purchaser.

2.2   Representations and Warranties of the Purchaser.  Each Purchaser, for itself only, hereby represents, warrants and agrees as of the date hereof:

(a)           Such Purchaser has full power and authority to enter into this Agreement and to consummate the Transaction.  This Agreement has been duly and validly executed and delivered by such Purchaser and constitutes the legal, valid and binding obligation of such Purchaser, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws in effect that affect the enforcement of creditors’ rights generally and by equitable limitations on the availability of specific remedies.

(b)           The execution, delivery and performance by such Purchaser of this Agreement and consummation by such Purchaser of the Transaction do not and will not: (i) violate any decree or judgment of any court or other governmental authority applicable to or binding on such Purchaser; (ii) violate any provision of any federal or state statute, rule or regulation which is, to such Purchaser’s knowledge, applicable to the Purchaser; or (iii) violate any contract to which such Purchaser is a party or by which such Purchaser or any of its respective assets or properties are bound.  No consent or approval of, or filing with, any governmental authority or other person not a party hereto is required for the execution, delivery and performance by such Purchaser of this Agreement or the consummation of the Transaction.

(c)           The Purchaser (i) is a sophisticated person with respect to the purchase of the Shares; and (ii) has independently and without reliance upon the Seller, and based on such information as the Purchaser has deemed appropriate, made its own analysis and decision to enter into this Agreement, except that the Purchaser has relied upon the Seller’s express representations, warranties, and covenants in this Agreement.  The Purchaser acknowledges that the Seller has not given the Purchaser any investment advice, credit information or opinion on whether the purchase of the Shares is prudent.

(d)           The Purchaser has taken no action that would give rise to any claim by any person for brokerage commissions, finder’s fees or similar payments relating to this Agreement or the transactions contemplated hereby.

(e)           No proceedings relating to the Shares are pending or, to the knowledge of the Purchaser, threatened before any court, arbitrator or administrative or governmental body that would adversely affect the Seller’s right to transfer the Shares to the Purchaser.

ARTICLE III
MISCELLANEOUS

3.1           Entire Agreement.  The Agreement contains the entire understanding of the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

3.2           Amendments; Waivers.  No provision of this Agreement may be waived or amended except in a written instrument signed, in the case of an amendment, by the Seller and the Purchaser or, in the case of a waiver, by the party against whom enforcement of any such waiver is sought.  No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

3.3           Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns.  The Seller may not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Purchaser.

3.4           No Third-Party Beneficiaries.  This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

3.5           Governing Law.  All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Each party irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. If either party shall commence an action or proceeding to enforce any provisions of the documents contemplated herein, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

3.6           Survival.  The representations, warranties, agreements and covenants contained herein shall survive the Closing.

3.7           Execution.  This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart.  In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature page were an original thereof.

3.8           Severability.  In case any one or more of the provisions of this Agreement shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affecting or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision which shall be a reasonable substitute therefore, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

METACOMET COMPANY, LLC By:_____________________________________ Position:_________________________________	XPRESS GROUP, LTD. By:_____________________________________ Position:_________________________________

Exhibit 7(d)

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT (the "Agreement") is dated as of July 19, 2013 among GRC Ventures I, LLC, a limited liability company organized in California and maintaining an address at 1900 Main Street, Suite 300, Irvine, CA 92614 (the "Seller"), and Xpress Group Ltd., a Hong Kong limited company, maintaining an address at  24/F Wyndham Place, 40-44 Wyndham Street, Hong Kong(the "Purchaser").

WHEREAS, the Seller presently is the holder of 102,208 (one hundred two thousand two hundred eight) shares of common stock, par value $0.001 (the “Shares”) of OnTarget 360 Group Inc, a Delaware corporation (the “Company”); and

WHEREAS, the Shares are represented by stock certificate No CWS-107 (“Certificate”) issued by the Company; and

WHEREAS, the Purchaser desires to purchase the Shares from the Seller, and the Seller desires to sell the Shares to the Purchaser on the terms set forth in this Agreement; and

WHEREAS, the Parties will use an Escrow Agent to close the transaction;  the Escrow Agent is Jody Walker, Law Offices of Jody Walker, Denver, Colorado; and

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Seller and the Purchaser agree as follows:

ARTICLE I
PURCHASE AND SALE

1.           Purchase Price; Closing

(a)           The Purchase Price. Subject to the terms and conditions set forth in this Agreement, the Seller shall sell to the Purchaser and the Purchaser shall purchase from the Seller the Shares for an aggregate purchase price of $8,282.00 (eight thousand two hundred eighty two dollars) (“Purchase Price”).

(b)           The Closing.  Immediately upon execution of this Agreement, the parties to this Agreement shall deliver or shall cause to be delivered to the Escrow Agent the following:

(i) the Seller shall deliver the Shares in the form of the Certificate to the Purchaser, together with appropriate and effective stock power and any necessary corporate resolution;

(ii) the Purchaser will deliver to the Seller the Purchase Price in United States dollars in immediately available funds by wire transfer;

Upon receipt of the executed Agreement, the Shares and the Purchase Price, the Escrow Agent shall distribute the Shares and the Purchase Price to the appropriate party.

ARTICLE II
REPRESENTATIONS AND WARRANTIES

2.1           Representations and Warranties of the Seller.  The Seller hereby makes the following representations and warranties to the Purchaser:

(a)   The Seller has full power and authority to enter into this Agreement and to consummate the Agreement.  This Agreement has been duly and validly executed and delivered by the Seller and constitutes the legal, valid and binding obligation of the Seller, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws from time to time in effect that affect creditors’ rights generally, and by legal and equitable limitations on the availability of specific remedies.

(b)   The execution, delivery and performance by the Seller of this Agreement and consummation by the Seller of the Agreement do not and will not: (i) violate the organizational documents of the Seller, (ii) violate any decree or judgment of any court or other governmental authority applicable to or binding on the Seller; (iii) , to the Seller’s knowledge, violate any provision of any federal or state statute, rule or regulation which is applicable to the Seller; or (iv) violate any contract to which the Seller or any of its assets or properties are bound, or conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of , any agreement, indenture or instrument to which Seller is a party.  To the Seller’s knowledge, no consent or approval of, or filing with, any governmental authority or other person not a party hereto is required for the execution, delivery and performance by the Seller of this Agreement or the consummation of the Transaction.

(c)   The Seller (i) is a sophisticated person with respect to the sale of the Shares; and (ii) has independently and without reliance upon the Purchaser, and based on such information as the Seller has deemed appropriate, made its own analysis and decision to enter into this Agreement, except that the Seller has relied upon the Purchaser’s express representations, warranties and covenants in this Agreement.  The Seller acknowledges that the Purchaser has not given the Seller any investment advice, credit information or opinion on whether the sale of the Shares is prudent.

(d)   There are no outstanding rights, options, subscriptions or other agreements or commitments obligating the Seller with respect to the Shares.  Seller represents that Seller owns the Shares free and clear and that there is no lien, pledge, security interest, restriction or other encumbrance on the Share and that there is no written or oral agreement to sell the Share to any other party.

(e)   The Seller has taken no action that would give rise to any claim by any person for brokerage commissions, finder’s fees or similar payments relating to this Agreement or the transactions contemplated hereby.

(f)   No proceedings relating to the Shares are pending or, to the knowledge of the Seller, threatened before any court, arbitrator or administrative or governmental body that would adversely affect the Seller’s right to transfer the Shares to the Purchaser.

2.2   Representations and Warranties of the Purchaser.  Each Purchaser, for itself only, hereby represents, warrants and agrees as of the date hereof:

(a)           Such Purchaser has full power and authority to enter into this Agreement and to consummate the Transaction.  This Agreement has been duly and validly executed and delivered by such Purchaser and constitutes the legal, valid and binding obligation of such Purchaser, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws in effect that affect the enforcement of creditors’ rights generally and by equitable limitations on the availability of specific remedies.

(b)           The execution, delivery and performance by such Purchaser of this Agreement and consummation by such Purchaser of the Transaction do not and will not: (i) violate any decree or judgment of any court or other governmental authority applicable to or binding on such Purchaser; (ii) violate any provision of any federal or state statute, rule or regulation which is, to such Purchaser’s knowledge, applicable to the Purchaser; or (iii) violate any contract to which such Purchaser is a party or by which such Purchaser or any of its respective assets or properties are bound.  No consent or approval of, or filing with, any governmental authority or other person not a party hereto is required for the execution, delivery and performance by such Purchaser of this Agreement or the consummation of the Transaction.

(c)           The Purchaser (i) is a sophisticated person with respect to the purchase of the Shares; and (ii) has independently and without reliance upon the Seller, and based on such information as the Purchaser has deemed appropriate, made its own analysis and decision to enter into this Agreement, except that the Purchaser has relied upon the Seller’s express representations, warranties, and covenants in this Agreement.  The Purchaser acknowledges that the Seller has not given the Purchaser any investment advice, credit information or opinion on whether the purchase of the Shares is prudent.

(d)           The Purchaser has taken no action that would give rise to any claim by any person for brokerage commissions, finder’s fees or similar payments relating to this Agreement or the transactions contemplated hereby.

(e)           No proceedings relating to the Shares are pending or, to the knowledge of the Purchaser, threatened before any court, arbitrator or administrative or governmental body that would adversely affect the Seller’s right to transfer the Shares to the Purchaser.

ARTICLE III
MISCELLANEOUS

3.1           Entire Agreement.  The Agreement contains the entire understanding of the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

3.2           Amendments; Waivers.  No provision of this Agreement may be waived or amended except in a written instrument signed, in the case of an amendment, by the Seller and the Purchaser or, in the case of a waiver, by the party against whom enforcement of any such waiver is sought.  No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

3.3           Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns.  The Seller may not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Purchaser.

3.4           No Third-Party Beneficiaries.  This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

3.5           Governing Law.  All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Each party irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. If either party shall commence an action or proceeding to enforce any provisions of the documents contemplated herein, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

3.6           Survival.  The representations, warranties, agreements and covenants contained herein shall survive the Closing.

3.7           Execution.  This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart.  In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature page were an original thereof.

3.8           Severability.  In case any one or more of the provisions of this Agreement shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affecting or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision which shall be a reasonable substitute therefore, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

GRC VENTURES I, LLC By:_____________________________________ Position:_________________________________	XPRESS GROUP, LTD. By:_____________________________________ Position:_________________________________

Exhibit 7(e)

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT (the "Agreement") is dated as of July 19 2013 among Chris Neuert, an individual  maintaining an address at 71 Evergreen Road, New Egypt, NJ 08533 (the "Seller"), and Xpress Group, Ltd., a Hong Kong limited company located at 24/F Wyndham Place, 40-44 Wyndham Street, Hong Kong (the "Purchaser").

WHEREAS, the Seller presently is the holder of 143,000 shares of common stock, par value $0.001 (the “Shares”) of Ontarget360 Group Inc, a Delaware corporation (the “Company”); and

WHEREAS, the Shares are represented by stock certificate Nos. OT-111 and OT-127 (“Certificates”) issued by the Company; and

WHEREAS, the Purchaser desires to purchase the Shares from the Seller, and the Seller desires to sell the Shares to the Purchaser on the terms set forth in this Agreement; and

WHEREAS, the Parties will use an Escrow Agent to close the transaction; the Escrow Agent is Jody Walker, Law Offices of Jody Walker, Denver, Colorado; and

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Seller and the Purchaser agree as follows:

ARTICLE I
PURCHASE AND SALE

1.           Purchase Price; Closing

(a)           The Purchase Price. Subject to the terms and conditions set forth in this Agreement, the Seller shall sell to the Purchaser and the Purchaser shall purchase from the Seller the Shares for an aggregate purchase price of $11,587.00 (eleven thousand five hundred eighty seven  dollars) (“Purchase Price”).

(b)           The Closing.   Immediately upon execution of this Agreement, the parties to this Agreement shall deliver or shall cause to be delivered to the Escrow Agent the following:

(i) the Seller shall deliver the Shares in the form of the Certificates to the Purchaser, together with appropriate and effective stock power and any necessary corporate resolution;

(ii) the Purchaser will deliver to the Seller the Purchase Price in United States dollars in immediately available funds by wire transfer;

Upon receipt of the executed Agreement, the Shares and the Purchase Price, the Escrow Agent shall distribute the Shares and the Purchase Price to the appropriate party.

ARTICLE II
REPRESENTATIONS AND WARRANTIES

2.1           Representations and Warranties of the Seller.  The Seller hereby makes the following representations and warranties to the Purchaser:

(a)   The Seller has full power and authority to enter into this Agreement and to consummate the Agreement.  This Agreement has been duly and validly executed and delivered by the Seller and constitutes the legal, valid and binding obligation of the Seller, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws from time to time in effect that affect creditors’ rights generally, and by legal and equitable limitations on the availability of specific remedies.

(b)   The execution, delivery and performance by the Seller of this Agreement and consummation by the Seller of the Agreement do not and will not: (i) violate the organizational documents of the Seller, (ii) violate any decree or judgment of any court or other governmental authority applicable to or binding on the Seller; (iii) violate any provision of any federal or state statute, rule or regulation which is, to the Seller’s knowledge, applicable to the Seller; or (iv) violate any contract to which the Seller or any of its assets or properties are bound, or conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of , any agreement, indenture or instrument to which Seller is a party.  No consent or approval of, or filing with, any governmental authority or other person not a party hereto is required for the execution, delivery and performance by the Seller of this Agreement or the consummation of the Transaction.

(c)   The Seller (i) is a sophisticated person with respect to the sale of the Shares; and (ii) has independently and without reliance upon the Purchaser, and based on such information as the Seller has deemed appropriate, made its own analysis and decision to enter into this Agreement, except that the Seller has relied upon the Purchaser’s express representations, warranties and covenants in this Agreement.  The Seller acknowledges that the Purchaser has not given the Seller any investment advice, credit information or opinion on whether the sale of the Shares is prudent.

(d)   There are no outstanding rights, options, subscriptions or other agreements or commitments obligating the Seller with respect to the Shares.  Seller represents that Seller owns the Shares free and clear and that there is no lien, pledge, security interest, restriction or other encumbrance on the Share and that there is no written or oral agreement to sell the Share to any other party.  Seller represents that there is no legend on the Certificate that restricts the sale or transfer under the Securities Act of 1933.

(e)   The Seller has taken no action that would give rise to any claim by any person for brokerage commissions, finder’s fees or similar payments relating to this Agreement or the transactions contemplated hereby.

(f)   No proceedings relating to the Shares are pending or, to the knowledge of the Seller, threatened before any court, arbitrator or administrative or governmental body that would adversely affect the Seller’s right to transfer the Shares to the Purchaser.

2.2   Representations and Warranties of the Purchaser.  Each Purchaser, for itself only, hereby represents, warrants and agrees as of the date hereof:

(a)           Such Purchaser has full power and authority to enter into this Agreement and to consummate the Transaction.  This Agreement has been duly and validly executed and delivered by such Purchaser and constitutes the legal, valid and binding obligation of such Purchaser, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws in effect that affect the enforcement of creditors’ rights generally and by equitable limitations on the availability of specific remedies.

(b)           The execution, delivery and performance by such Purchaser of this Agreement and consummation by such Purchaser of the Transaction do not and will not: (i) violate any decree or judgment of any court or other governmental authority applicable to or binding on such Purchaser; (ii) violate any provision of any federal or state statute, rule or regulation which is, to such Purchaser’s knowledge, applicable to the Purchaser; or (iii) violate any contract to which such Purchaser is a party or by which such Purchaser or any of its respective assets or properties are bound.  No consent or approval of, or filing with, any governmental authority or other person not a party hereto is required for the execution, delivery and performance by such Purchaser of this Agreement or the consummation of the Transaction.

ARTICLE III
MISCELLANEOUS

3.1           Entire Agreement.  The Agreement contains the entire understanding of the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

3.2           Amendments; Waivers.  No provision of this Agreement may be waived or amended except in a written instrument signed, in the case of an amendment, by the Seller and the Purchaser or, in the case of a waiver, by the party against whom enforcement of any such waiver is sought.  No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

3.3           Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns.  The Seller may not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Purchaser.

3.4           No Third-Party Beneficiaries.  This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

3.5           Governing Law.  All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof.  Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in New York County, New York for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper.  Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery). Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Each party irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. If either party shall commence an action or proceeding to enforce any provisions of the documents contemplated herein, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

3.6           Survival.  The representations, warranties, agreements and covenants contained herein shall survive the Closing.

3.7           Execution.  This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart.  In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature page were an original thereof.

3.8           Severability.  In case any one or more of the provisions of this Agreement shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affecting or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision which shall be a reasonable substitute therefore, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

SELLER:	PURCHASER:

Sign Here: ________________________	Sign Here: ________________________

Print Here:________________________	Print Here:________________________

Exhibit 7(f)

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT (the "Agreement") is dated as of July 19 2013 among Chris Guaguie, an individual  maintaining an address at  435 Raintree Drive, Greenville, NC 27834 (the "Seller"), and  Xpress Group, Ltd, a Hong Kong limited company located at 24/F Wyndham Place, 40-44 Wyndham Street, Hong Kong(the "Purchaser").

WHEREAS, the Seller presently is the holder of 50,000 shares of common stock, par value $0.001 (the “Shares”) of OnTarget360 Group Inc, a Delaware corporation (the “Company”); and

WHEREAS, the Shares are represented by stock certificate No. CWS 108 (“Certificate”) issued by the Company; and

WHEREAS, the Purchaser desires to purchase the Shares from the Seller, and the Seller desires to sell the Shares to the Purchaser on the terms set forth in this Agreement; and

WHEREAS, the Parties will use an Escrow Agent to close the transaction; the Escrow Agent is Jody Walker, Law Offices of Jody Walker, Denver, Colorado; and

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Seller and the Purchaser agree as follows:

ARTICLE I
PURCHASE AND SALE

1.           Purchase Price; Closing

(a)           The Purchase Price. Subject to the terms and conditions set forth in this Agreement, the Seller shall sell to the Purchaser and the Purchaser shall purchase from the Seller the Shares for an aggregate purchase price of $4051.00 (four thousand fifty one dollars) (“Purchase Price”).

(b)           The Closing.   Immediately upon execution of this Agreement, the parties to this Agreement shall deliver or shall cause to be delivered to the Escrow Agent the following:

(i) the Seller shall deliver the Shares in the form of the Certificate to the Purchaser, together with appropriate and effective stock power and any necessary corporate resolution;

(ii) the Purchaser will deliver to the Seller the Purchase Price in United States dollars in immediately available funds by wire transfer;

Upon receipt of the executed Agreement, the Shares and the Purchase Price, the Escrow Agent shall distribute the Shares and the Purchase Price to the appropriate party.

ARTICLE II
REPRESENTATIONS AND WARRANTIES

2.1           Representations and Warranties of the Seller.  The Seller hereby makes the following representations and warranties to the Purchaser:

(a)   The Seller has full power and authority to enter into this Agreement and to consummate the Agreement.  This Agreement has been duly and validly executed and delivered by the Seller and constitutes the legal, valid and binding obligation of the Seller, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws from time to time in effect that affect creditors’ rights generally, and by legal and equitable limitations on the availability of specific remedies.

(b)   The execution, delivery and performance by the Seller of this Agreement and consummation by the Seller of the Agreement do not and will not: (i) violate the organizational documents of the Seller, (ii) violate any decree or judgment of any court or other governmental authority applicable to or binding on the Seller; (iii) violate any provision of any federal or state statute, rule or regulation which is, to the Seller’s knowledge, applicable to the Seller; or (iv) violate any contract to which the Seller or any of its assets or properties are bound, or conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of , any agreement, indenture or instrument to which Seller is a party.  No consent or approval of, or filing with, any governmental authority or other person not a party hereto is required for the execution, delivery and performance by the Seller of this Agreement or the consummation of the Transaction.

(c)   The Seller (i) is a sophisticated person with respect to the sale of the Shares; and (ii) has independently and without reliance upon the Purchaser, and based on such information as the Seller has deemed appropriate, made its own analysis and decision to enter into this Agreement, except that the Seller has relied upon the Purchaser’s express representations, warranties and covenants in this Agreement.  The Seller acknowledges that the Purchaser has not given the Seller any investment advice, credit information or opinion on whether the sale of the Shares is prudent.

(d)   There are no outstanding rights, options, subscriptions or other agreements or commitments obligating the Seller with respect to the Shares.  Seller represents that Seller owns the Shares free and clear and that there is no lien, pledge, security interest, restriction or other encumbrance on the Share and that there is no written or oral agreement to sell the Share to any other party.  Seller represents that there is no legend on the Certificate that restricts the sale or transfer under the Securities Act of 1933.

(e)   The Seller has taken no action that would give rise to any claim by any person for brokerage commissions, finder’s fees or similar payments relating to this Agreement or the transactions contemplated hereby.

(f)   No proceedings relating to the Shares are pending or, to the knowledge of the Seller, threatened before any court, arbitrator or administrative or governmental body that would adversely affect the Seller’s right to transfer the Shares to the Purchaser.

2.2   Representations and Warranties of the Purchaser.  Each Purchaser, for itself only, hereby represents, warrants and agrees as of the date hereof:

(a)           Such Purchaser has full power and authority to enter into this Agreement and to consummate the Transaction.  This Agreement has been duly and validly executed and delivered by such Purchaser and constitutes the legal, valid and binding obligation of such Purchaser, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws in effect that affect the enforcement of creditors’ rights generally and by equitable limitations on the availability of specific remedies.

(b)           The execution, delivery and performance by such Purchaser of this Agreement and consummation by such Purchaser of the Transaction do not and will not: (i) violate any decree or judgment of any court or other governmental authority applicable to or binding on such Purchaser; (ii) violate any provision of any federal or state statute, rule or regulation which is, to such Purchaser’s knowledge, applicable to the Purchaser; or (iii) violate any contract to which such Purchaser is a party or by which such Purchaser or any of its respective assets or properties are bound.  No consent or approval of, or filing with, any governmental authority or other person not a party hereto is required for the execution, delivery and performance by such Purchaser of this Agreement or the consummation of the Transaction.

ARTICLE III
MISCELLANEOUS

3.1           Entire Agreement.  The Agreement contains the entire understanding of the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

3.2           Amendments; Waivers.  No provision of this Agreement may be waived or amended except in a written instrument signed, in the case of an amendment, by the Seller and the Purchaser or, in the case of a waiver, by the party against whom enforcement of any such waiver is sought.  No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

3.3           Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns.  The Seller may not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Purchaser.

3.4           No Third-Party Beneficiaries.  This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

3.5           Governing Law.  All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof.  Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in New York County, New York for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper.  Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery). Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Each party irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. If either party shall commence an action or proceeding to enforce any provisions of the documents contemplated herein, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

3.6           Survival.  The representations, warranties, agreements and covenants contained herein shall survive the Closing.

3.7           Execution.  This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart.  In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature page were an original thereof.

3.8           Severability.  In case any one or more of the provisions of this Agreement shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affecting or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision which shall be a reasonable substitute therefore, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

SELLER:	PURCHASER:

Sign Here: ________________________	Sign Here: ________________________

Print Here:________________________	Print Here:________________________